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03001932

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakwood Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 Pond Road
(No. and Street)

Allentown (City) PA (State) 18104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J Jennings 610-973-2550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nappi, Brian
(Name – *if individual, state last, first, middle name*)

11 Laurelwood Drive (Address) Rockaway (City) NJ (State) 07866 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

SEC RECEIVED FEB 26 2003 WASH. D.C. 181

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB 3-13

OATH OR AFFIRMATION

I, Richard J Jennings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakwood Financial Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & C.F.O.
Title

NOTARIAL SEAL
MARY BETH ... Notary Public
Notary Public
My Commission ... 31, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKWOOD FINANCIAL CORP.

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5.

Brian R. Nappi
11 Laurelwood Drive
Rockaway, NJ 07866

Independent Auditors' Report

The Board of Directors
Oakwood Financial Corp

We have audited the accompanying statement of financial condition of Oakwood Financial as of December 31, 2002, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that your are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakwood Financial Corp at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian R. Nappi, CPA

February 25, 2003

OAKWOOD FINANCIAL CORP.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	322,681
Receivables from brokers or dealers		30,000
Receivables from non-customers		18,830
Furniture and equipment at cost, net of accumulated depreciation of $18,051		115,854
Other Assets		7,809
Total Assets	$	495,174

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable, accrued liabilities, expenses and other	$	51,320
Total Liabilities	$	51,320
Commitments and contingencies (note 2)		-
Shareholder's Equity (note 3):		
Common Stock, $2 par value. Authorized 1,000,000 shares; issued and outstanding 500,000 shares		1,000,000
Retained earnings		(556,147)
Total shareholder's equity		443,853
Total liabilities and shareholder's equity	$	495,173

See accompanying notes to financial statements

OAKWOOD FINANCIAL CORP.

Notes to Financial Statements

December 31, 2002

1) Summary of Significant Accounting Policies

Oakwood Financial Corp.,(the Company) is a full service broker/dealer, registered investment advisory firm, and insurance agency.

Security transactions are recorded and accrued on a settlement date basis. There would be no material effect on the financial statements if such transactions were recorded on a trade date basis.

Fixed assets are stated at cost less accumulated depreciation. Depreciation and amortization is computed using the modified accelerated cost recovery system (MACRS) over the estimated useful lives of the assets.

The Company is incorporated as an S Corporation with the Commonwealth of Pennsylvania; therefore, there is no current Federal or State tax liability.

2) Lease Commitments and Contingencies

At December 31, 2002, the Company had $103,542 of future rentals on a noncancelable-operating lease.

2003	$59,172
2004	$44,370
Total	***$103,542***

3) Net Capital Requirements

The Company must maintain a minimum net capital requirement of $100,000 and a maximum aggregate indebtedness to net capital ratio of 15 to 1 pursuant to SEC Rule 15c3-1 (the Net Capital Rule). At December 31, 2002, the Company has net capital of $320,190 and aggregate indebtedness to net capital ratio of .16 to 1. And $220,190 in excess of net capital.

The SEC may by order restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a 30-calendar-day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.